Flourish Financial LLC

Statement of Financial Condition
As of December 31, 2022
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document pursuant to Rule
17a-5(e)(3) under the Securities Exchange Act of 1934

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70093

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2022__ AND ENDING __December 31, 2022__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FLOURISH FINANCIAL LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Madison Avenue

(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Rispoli	413-744-5008	frispoli68@massmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10-20-2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, ___Frank Rispoli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Flourish Financial LLC_____, as of ___December 31,_____, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Shondra Deneen Schumpert
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
5/1/2026

Signature: _____

Title:
Chief Financial Officer

Shondra Deneen Schumpert
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public

Flourish Financial LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Flourish Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flourish Financial LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Hartford, Connecticut
February 21, 2023

Flourish Financial LLC

Statement of Financial Condition
December 31, 2022
(in whole dollars)

Assets

Cash	$	7,615,271
Cash segregated under federal regulations		6,300,000
Bank sweep fees receivable		876,509
Receivable from related party		31,785
Prepaid expenses and other assets		121,959
Total assets	$	14,945,524

Liabilities and Equity

Payable to customers	$	359,813
Accounts payable and accrued expenses		331,759
Payable to related party		113,739
Total liabilities		805,311
Member's equity		43,041,614
Accumulated deficit		(28,901,401)
Total equity		14,140,213
Total liabilities and equity	$	14,945,524

The accompanying notes are an integral part of this financial statement.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

(1) Organization

Flourish Financial LLC ("the Company") is a Delaware limited liability company that is an indirect, wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). The Company operates a cash sweep program for cash held in clients' brokerage accounts. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the U.S. Virgin Islands.

(2) Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Cash

Cash includes balances in bank accounts available for immediate withdrawal, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of the Company's clients, in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). (See Note 4).

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

Revenue Recognition and Bank Sweep Fees Receivable

The Company holds self-directed brokerage accounts for its clients in which it processes transactions as the clients' agent. Pursuant to each client's brokerage "Account Agreement", the Company acts as agent for clients in connection with a cash sweep program pursuant to which the Company automatically sweeps client funds from their brokerage account(s) with the Company to one or more accounts at the FDIC-member "Program Banks" who participate in the cash sweep program. Each omnibus account at the Program Banks earns an overall sweep program interest rate on the balance in such account at a variable rate negotiated between the Company and each Program Bank. Clients earn interest on their funds in the cash sweep program at interest rate(s) established by the Company, which rate(s) is(are) subject to change by the Company at any time, in accordance with the terms of the client Account Agreement. The fee that the Company earns for operating the cash sweep program (the "Bank Sweep Fee") is equal to the difference between (i) the aggregate interest paid to customers and (ii) the aggregate interest earned across the Program Bank accounts. The Bank Sweep Fee is generally paid monthly in arrears by the Program Banks.

No allowance has been established for Bank sweep fees receivable from the Program Banks, as management believes these receivable amounts are fully collectible due to the short-term nature of these receivables.

Fair Value of Financial Instruments

The reported carrying values of financial instruments (including receivables and payables), approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in the consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain jurisdictions require the Company to file limited liability company returns. The Company has no uncertain tax positions.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

(3) Related-Party Transactions and Agreements

The Company has an Administrative Services Agreement ("ASA") with MassMutual pursuant to which MassMutual provides the Company with certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. Under this service agreement, the Company incurs a management fee from MassMutual which is settled through a non-cash capital contribution from MML CM LLC ("MMLCM"), the Company's sole member, in accordance with the ASA.

All employees of the Company are direct employees of MassMutual. Employee related costs, including compensation, funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual are charged to the Company as part of Management fee expense in accordance with an intercompany service agreement with MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. The Company funds the costs of these plans as they are incurred, which are settled on a monthly basis. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as the Company's employees.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover the Company's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company has a License Agreement with MassMutual whereby the Company occupies certain office space owned by MassMutual. License fees in 2022 were settled through non-cash capital contributions.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

In February 2022, the Company entered into a Services and IP License Agreement with Flourish Technologies LLC ("Flourish Technologies") for services including, but not limited to, website and platform development, hosting and maintenance services, software development, engineering services, infrastructure services and other related technology services and support. Under this service agreement, in 2022 the Company incurred a software license fee from Flourish Technologies. The fee payable to Flourish Technologies as of December 31, 2022 totaled $113,739. Intercompany balances with Flourish Technologies are generally settled in cash in the following month.

In February 2022, the Company received a $1,000,000 cash contribution from MMLCM to support ongoing cash needs. Non-cash capital contributions from MMLCM in 2022 totaled $8,347,587, consisting of reimbursements for management fees, license fees, and other general and administrative expenses paid by MassMutual on the Company's behalf.

Receivable from related party at December 31, 2022 of $31,785 consists of reimbursable expenses due from its affiliate Flourish Digital Assets LLC.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained and seeks cash contributions and non-cash capital commitments as needed.

(4) Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, the Company is subject to the SEC's Customer Protection rule, SEA Rule 15c3-3, pursuant to which the Company is required to maintain one or more separate bank accounts designated as a special reserve bank account for the exclusive benefit of customers and to maintain cash and/or qualified securities in such account(s) in such amounts required by SEA Rule 15c3-3. As of December 31, 2022, the Company maintained one such account with a balance of $6,300,000, which is in excess of the required balance and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

(5) Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's net capital rule for broker-dealers, SEA Rule 15c3-1, which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250,000 or 2% of aggregate debits computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to SEA Rule 15c3-3). Under this rule, the minimum net capital required to be maintained by the Company as of December 31, 2022 is $250,000. At December 31, 2022, the Company had net capital of $13,079,723, which was $12,829,723 in excess of its required net capital.

(6) Broker's Bond

The Company carries a broker's blanket fidelity bond with coverage in the amount of $1,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

(7) Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. As a result, the Company may incur expenses related to regulatory matters, including penalties and fines. The Company did not incur any loss contingencies, penalties, or fines through December 31, 2022.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2022
(in whole dollars)

(8) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

The Company records the costs of these plans as they are incurred on a monthly basis. The costs associated with these plans are settled on a monthly basis, or such other time after payment is made to the employees.

(9) Subsequent Events

The Company has evaluated subsequent events through February 21, 2023, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.